July 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jan Woo

Re: Naqi Logix Inc.

Request for Qualification of Offering Statement on Form 1-A/A

Filed July 1, 2022

File No. 024-11841

Dear Ms. Woo:

Naqi Logix Inc., a British Columbia corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement on Form 1-A/A to become qualified at 4:30PM Eastern Time on July 26, 2022, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Daniel D. Nauth at (416) 477-6031. Thank you for your assistance and cooperation.

Very truly yours,

NAQI LOGIX INC.

By: /s/ Mark Godsy

Name: Mark Godsy

Title: Chief Executive Officer

cc: Daniel D. Nauth, Nauth LPC